Axos Financial, Inc.
Investor Presentation

November 5, 2024

NYSE: AX



axos™
Banking Evolved℠

Safe Harbor





This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, Form 10-Q for the quarter ended September 30, 2024 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth




Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

Axos is a Top Performer Versus Bank Peer Group



	Axos Bank	Peer Group[1]	Percentile
ROAA	1.73%	0.56%	93%
Return on Equity	17.45%	5.57%	94%
NIE/Avg Assets	1.97%	2.40%	27%
Net Interest Income	4.46%	2.51%	95%
Efficiency Ratio	42.90%	76.88%	6%

The 94% on ROE means that the Bank outperformed 94% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of June 30, 2024; data retrieved August 02, 2024.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended June 30, 2024.

Consolidated Fiscal First Quarter 2025 Highlights Compared with Fiscal First Quarter 2024


axos


Asset Growth
$ Millions
30,000
25,000
20,000
15,000
10,000
5,000
0
20,825
13%
23,569
Q1 2024
Q1 2025


Deposit Growth
$ Millions
25,000
20,000
15,000
10,000
5,000
0
17,566
14%
19,973
Q1 2024
Q1 2025


Net Income
$ Millions
125
100
75
50
25
0
82.6
36%
112.3
Q1 2024
Q1 2025


Diluted EPS
$ Diluted EPS
3.00
2.00
1.00
0.00
1.38
40%
1.93
Q1 2024
Q1 2025

Return on Equity = 19.12%
Return on Assets = 1.92%

Diluted EPS and Book Value Per Share Have Been Consistently Strong


axos

Diluted EPS (FY)


$ Per Share
10.00
7.50
5.00
2.50
0.00
25.3% CAGR
2.48
2.98
3.56
3.97
5.07
7.66
2019
2020
2021
2022
2023
2024

Book Value Per Share (FY)


$ Per Share
50.00
40.00
30.00
20.00
10.00
0.00
18.2% CAGR
17.47
20.56
23.62
27.48
32.53
40.26
2019
2020
2021
2022
2023
2024

Expanding Net Interest Margin Through a Variety of Interest Rate Cycles[1]



Rising Net Interest Margin

6%
4%
2%
0%

5.08%
5.33%
5.17%
4.83%
4.62%
4.35%
4.13%
3.83%
3.92%
0.08%
0.08%
0.26%

2020
2021
2022
2023
2024
Q1 2025

NIM
Effective Fed Funds Rate

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020. NIM excludes impact of HRB.

Interest Rate Sensitivity of Loans & Deposits

As of September 30, 2024

Loans

- Of the fixed and hybrid rate loan balances in our portfolio at September 30, 2024, 64% will reprice within 3 years and 91% will reprice within 5 years.


Fixed
7%
Hybrid
23%
Variable
70%

Deposits

Non-Time Deposits by Interest Rate

(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 4,265,249
2% ~ 4%	$ 1,566,685
4% ~ 6%	$ 13,340,630
	$ 19,172,564

- $1,018 million of deposits tied to the Federal Funds rate
- Deposit rate optionality enhanced by $450 million of off-balance sheet deposits from Axos Securities

Loan Growth by Category



$ Millions

Loans	Category	Sub-category	Q1 FY25	Q4 FY24	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,807	$ 3,922	$ (115)
		SF Warehouse Lending	345	257	88
	Multifamily & Commercial Mortgage	Multifamily	2,363	2,541	(178)
		Small Balance Commercial	1,284	1,321	(37)
	Commercial Real Estate	CRE Specialty	5,378	5,189	189
		Lender Finance RE	878	900	(22)
	Commercial & Industrial Non-RE	Lender Finance Non-RE	2,331	2,328	3
		Asset-Based and Cash Flow Lending	1,968	1,797	171
		Capital Call Facilities	1,056	1,116	(60)
	Auto & Consumer	Auto	373	386	(13)
		Unsecured/OD	42	44	(2)
		Other	1	2	(1)
			$ 19,826	$ 19,803	$ 23

Holistic Credit Risk Management



What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	Board of Directors Annual Strategic Plan Corporate Governance Policies & Approval Authorities	ncino CoStar Group RIMS exactbid	iRisk Lereta	REIS Microsoft SQL Server	iRisk Lereta

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs[1] to Average Loans Outstanding



Strong Credit Performance Exhibited through Low Charge-off Ratios

0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.23
0.08
0.12
0.07
0.02
0.04
0.05
FY20
FY21
FY22
FY23
FY24
With HRB
Without HRB

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



($ in millions)

$320
$300
$280
$260
$240
$220
$200
$180
$160
10.2
260.5
(9.2)
1.1
2.5
11.5
12.7
263.9
June 30, 2024
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
September 30, 2024
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category

as of September 30, 2024



Loans	Loan Balance ($ Millions)	ACL $ ($ Millions)	ACL %
Single Family Mortgage & Warehouse	$ 4,152	17	0.4 %
Multifamily & Commercial Mortgage	3,647	66	1.8 %
Commercial Real Estate	6,256	95	1.5 %
Commercial & Industrial Non-RE	5,355	77	1.4 %
Auto & Consumer	416	9	2.2 %
	$ 19,826	264	1.3 %

Commercial Real Estate Specialty[1] Detail

as of September 30, 2024



Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Accrual Loans (mm)
Multifamily	$ 1,912	40 %	$ 11
SFR	978	39	15
Hotel	968	41	—
Industrial	571	51	—
Other	451	33	15
Office	301	31	—
Retail	197	46	—
Total	**$ 5,378**	**40 %**	**$ 41**


76%
6%
18%
LTV Distribution
≤ 50%
> 50% to 65%
> 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.

Commercial Real Estate Specialty[1] Detail
as of September 30, 2024



77% of total Commercial Real Estate Specialty balance at September 30, 2024 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 38%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,150	36 %
Bridge	1,919	44
Stabilized	1,007	42
Pre-development	302	35
Total	**$ 5,378**	**40 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized



Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
Software allows servicing of SEC receivers and non-chapter 7 cases
Full service digital banking, wealth management, and securities trading
Fiduciary Services $1.2B
Consumer Direct $11.8B
HOA and property management
Business management and entertainment
Title and escrow companies
1031 exchange firms
White-label banking
Specialty Deposits $1.5B
Diversified Deposit Gathering Business Lines
Distribution Partners $0.5B
Axos Securities $0.8B¹
Small Business Banking $0.4B
Commercial & Treasury Management $3.8B
Business banking with simple suite of cash management services
Broker-dealer client cash
Broker-dealer reserve accounts
Full service treasury/cash management
Team enhancements and geographic expansion
Bank and securities cross-sell

Deposit balances as of September 30, 2024
Note 1: Excludes approximately $450 million of off-balance sheet deposits

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits


axos

June 30, 2013

Total Deposits = $2.1 billion


Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

September 30, 2024

Total Deposits = $20.0 billion


Time deposits
4%
Checking and other demand deposits
29%
Savings
67%

Checking/Demand Growth (6/2013 - 9/2024) = 1394%
Savings Growth (6/2013 - 9/2024) = 1973%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Number of Accounts
1
1,000
2,000
3,000
3,607

Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification


axos

Year Ended
June 30, 2019

Total Non-Interest Income = $82.9 million


7%
7%
6%
14%
64%
Prepayment Penalty Fees
Gain on Sale
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Three Months Ended
September 30, 2024

Total Non-Interest Income = $114.4 million[1]


2%
30%
28%
2%
39%
Prepayment Penalty Fees
Advisory Fees
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Securities Segment Fee Income[2] (6/2019 – 9/2024) = 548%

Note 1: Represents annualized quarterly September 30, 2024 data
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights



- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Axos Advisor Services is the 6th largest RIA custodian in the U.S.
- More than $30 billion in Clearing Services client assets under custody and/or administration.
- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.


Three Months Ended September 30, 2024
Securities Lending 5%
Net Interest Income 4%
Custody 22%
Margin Lending 11%
Clearing Fees & Execution 14%
Cash Sorting 44%

Custody	$	7,944,913
Clearing Fees & Execution		5,207,425
Cash Sorting		16,292,368
Margin Lending		4,042,814
Securities Lending		1,709,856
Net Interest Income		1,666,801
Net Revenues	**$**	**36,864,177**

Three Months Ended June 30, 2019


Securities Lending 8%
Clearing & Execution Fees 47%
Margin Lending 26%
Cash Sorting 19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

Axos Advisor Services (AAS) At A Glance



Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 206 RIAs[1,3]
($1M+ AUC)

~$28B Assets Under Custody[2]



TAMPs	Traditional RIAs	Small RIAs
58% of Total AUC[3]	***39% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC



Data as of September 30, 2024
Note 1: 233 total advisors on Liberty platform; advisors with <$1M AUC comprise <$10M in total assets; there are 8 non-AAS RIAs not on Liberty at Axos Clearing
Note 2: Includes $206M 401K AUC
Note 3: Excludes $206M 401K AUC

Secular Industry Trends Provide Opportunities for Axos



Fee Compression for Active and Passive Investment Managers



- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors



- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning



- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management



- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Clearing Long-Term Revenue and Expense Synergies



Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo-Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Axos Custody
Axos Clearing
Axos Invest

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Key Goals of Universal Digital Bank


axos

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Automation tools assist customer support and sale of banking products such as deposits, loans, and managed investment portfolios › Products optimized by channel, recipient and journey › Self-service saves time and cost (e.g., activate and deactivate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic, interactive and intuitive design experience › Integrate online experience with other channels › Enable clients to see their entire relationship with Axos
Cross-Sell	› Customized product recommendations based upon analytical determination of need › Streamlined account opening reduces abandonment rates and increases pull-through on new products

Evolving Capabilities of the UDB Platform



UDB offers a growing set of products, capabilities and integrations

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Contact Information



Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com